UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA BEGINS CONSTRUCTION OF TERMINAL B AT MONTERREY INTERNATIONAL AIRPORT

•    Governor of Nuevo Leon Natividad Gonzalez and Raúl Cadena of the Ministry of
Communications and Transportation to preside at ceremonial laying of cornerstone today
•    Capacity of more than 1.5 million passengers per year
•    Aéroports de Paris Ingenieria participates in the terminal design
•    ICA to carry out the foundation, structure, and complementary works

Monterrey, N.L., June 4, 2007 – Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (OMA) announced the formal start of construction on Terminal B of Monterrey International Airport, which will represent a total investment of approximately US$40 million. The 1.5 million passenger terminal is expected to begin operations in the fourth quarter of 2008.

Natividad Gonzalez, the Governor of the State of Nuevo Leon, Raul Cadena from the Ministry of Communications and Transportation, and other distinguished guests will attend the ceremony to mark the beginning of construction with the ceremonial laying of the cornerstone today in Monterrey.

The project reflects OMA’s action program to provide its clients, passengers and airlines services and facilities that meet world class standards. The investment in Terminal B is included in OMA’s Master Development Program (MDP), and is part of a global investment program that exceeds the amounts included in the MDP.

Terminal B will be located east of the existing main Terminal A. The 21,000 m2 structure will have two levels plus a mezzanine. There will be 21 passenger check stations, and state of the art equipment to comply with security requirements. The terminal will have a capacity of more than 1.5 million domestic and international passengers per year, with flow separation of arriving and departing passengers. It will include six passenger jetways, three contact positions for regional planes, and four remote airplane parking positions. The modular design enables future expansion based on traffic growth. The commercial area will have 2,000m2 for shops, restaurants and other services, and there will be a new parking area for 450 vehicles.

VM Transfer, a joint venture between Victor Marquez Architectos and Aerports de Paris Ingeniería, designed the terminal. The design seeks to take advantage of the luminosity of the region, emphasizing transparency and providing a feeling of expansiveness to the public areas, while meeting all national and international security and operating standards for facilities of this kind. Terminal B will make a bold contribution to the architecture of Monterrey and Nuevo Leon, with their legacy of modernist and innovative design.

The Ps. 113.9 million contract for the foundation, structure, and complementary works of the terminal building has been assigned to Empresas ICA, as both companies jointly announced today.

Rubén López, CEO of OMA, said, “The new Terminal B is an integral part of the expansion of Monterrey International that will help meet the growing infrastructure needs of the Monterrey metropolitan area and the state of Nuevo Leon. We have put together a solid team for the design and construction of this project, in order to meet our strict timetable for completion and to ensure completion in a successful manner.

“OMA will continue to be very attentive to the dynamic of the industry in order to identify opportunities for growth, and to carry out the investments required to deliver the highest quality airport services,” Mr. López concluded.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: June 4, 2007